Filed Pursuant to Rule 253(g)(2)
File No. 024-12334

1st stREIT OFFICE INC.

SUPPLEMENT NO. 3 DATED SEPTEMBER 18, 2025
TO THE OFFERING CIRCULAR DATED JANUARY 10, 2025

This document (“Supplement”) supplements, and should be read in conjunction with, the offering circular of 1st stREIT Office Inc. (the “Company”), dated January 10, 2025, filed by the Company with the Securities and Exchange Commission (the “SEC”) as part of its offering statement that was qualified by the SEC on January 10, 2025, as previously supplemented (collectively, the “Offering Circular”). Capitalized terms not defined in this Supplement are as defined in the Offering Circular.

The purpose of this supplement is to disclose:

•	September 2025 distribution

•	Establishment of purchase price as of October 1, 2025

•	Net asset value (“NAV”) as of June 30, 2025

Declaration of Dividend

On September 15, 2025, the board of directors of the Company declared a regular quarterly cash dividend of $0.04 per share of common stock of the Company (“Common Stock”) for the period from July 1, 2025 to September 30, 2025. The dividend will be payable on October 10, 2025 to stockholders of record as of the close of business on September 25, 2025. The Company, as general partner of 1st stREIT Office Operating Partnership LP (the “Operating Partnership”), concurrently declared the same distribution per common unit of the Operating Partnership.

The quarterly cash dividend equates to 2.3% on an annualized basis calculated at the current rate at the new purchase price of $6.85 per share of Common Stock described below (1.6% annualized dividend assuming a $10.00 per share of Common Stock purchase price).

Establishment of Purchase Price

Effective October 1, 2025, the purchase price per share of Common Stock will be $6.85 per share based on the NAV per share of the Company as of June 30, 2025 as calculated by the Company’s manager, SW Manager, LLC, (the “Manager”). This price per share will be effective until the next announcement of the price per share by the Company, which is expected to happen on or within a commercially reasonable time after December 31, 2025, unless updated by the Company prior to that time. Redemptions of shares of Common Stock will be made pursuant to the Company’s redemption plan based on the then-current NAV per share.

Net Asset Value as of June 30, 2025

The Manager calculates the Company’s NAV on a quarterly basis as of the end of each prior fiscal quarter on a fully diluted basis. As of June 30, 2025, NAV per share of Common Stock was $6.85. This NAV is effective until updated by the Company on December 31, 2025 (or as soon as commercially reasonable thereafter), unless updated by the Company prior to that time.

Components of NAV

The following sets forth the calculation of NAV as of June 30, 2025:

June 30, 2025 (1)
Assets
Real estate:
Land	$8,059,754
Buildings and improvements	68,940,246
Total real estate, net, at fair value	77,000,000

Cash	2,891,316
Restricted cash	697,051
Rents and other receivables, net	82,370
Other assets, net	53,676
Total assets	$80,724,413

Liabilities and stockholders’ equity
Liabilities:
Secured notes payable, net	$39,564,339
Accounts payable, accrued and other liabilities	1,749,824
Unearned tenant rents	151,099
Security and investor deposits	608,893
Due to affiliate	135,373
Total liabilities	42,209,528

Stockholders’ equity:
Common stock; 900,000,000 shares authorized; 1,868,593 shares issued and outstanding at June 30, 2025	18,686
Additional paid-in capital	18,734,696
Cumulative distributions and net gain	(5,944,176)
Noncontrolling interests	25,705,679
Total stockholders' equity	38,514,885
Total liabilities and stockholders’ equity	$80,724,413
Net asset value per share on 1,868,593 shares issued and outstanding at June 30, 2025(2)	$6.85

(1)	Unaudited consolidated balance sheet data as of June 30, 2025.

(2)	The total amount of shares of Common Stock issued and outstanding used in the computation of NAV per share is the amount of shares outstanding as of June 30, 2025. NAV per share computation excludes noncontrolling interests.

NAV per share was calculated by the Manager on a fully dilutive basis using a process that reflects several components, including (1) estimated values of the Company’s commercial real estate assets and investments, including related liabilities, based upon (a) market capitalization rates, comparable sales information, interest rates, discount rates, net operating income, and (b) in certain instances, individual appraisal reports of the underlying real estate provided by an independent valuation expert, (2) the price of liquid assets for which third party market quotes are available, (3) accruals of the Company’s periodic dividends and (4) estimated accruals of the Company’s operating revenues and expenses.

As described in the section titled “Valuation Policies” of the Offering Circular, the Company’s goal is to provide a reasonable estimate of NAV per share of Common Stock on a quarterly basis. However, the majority of the Company’s assets consist of commercial office investments and, as with any commercial real estate valuation protocol, the conclusion reached by the Company or, solely in the case that there is a conflict, the conclusion reached by the Company’s independent valuation expert, will be based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. In instances where the Company determines that an independent appraisal of its real estate assets is necessary, including, but not limited to, instances where the Manager is unsure of its ability to accurately determine the estimated values of the Company’s commercial real estate assets and investments, or instances where third party market values for comparable properties are either nonexistent or extremely inconsistent, the Company may engage an appraiser that has expertise in appraising commercial real estate assets to act as its independent valuation expert. The independent valuation expert will not be responsible for, or prepare, the calculation of NAV per share. However, the Company may hire a third party to calculate, or assist with calculating, the NAV per share. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of the Company’s commercial real estate assets and investments.

In addition, for any given quarter, the Company’s published NAV per share may not fully reflect certain material events, to the extent that the financial impact of such events on the Company’s portfolio is not immediately quantifiable. As a result, the quarterly calculation of NAV per share may not reflect the precise amount that might be paid for the shares of Common Stock in a market transaction, and any potential disparity in NAV per share may be in favor of either stockholders who redeem their shares, or stockholders who buy new shares, or existing stockholders. However, to the extent quantifiable, if a material event occurs in between quarterly updates of NAV that would cause NAV per share to change by 5% or more from the last disclosed NAV, the Company will disclose the updated NAV per share and the reason for the change in an Offering Circular supplement as promptly as reasonably practicable.

Historical NAV Information

Below is the NAV per share of Common Stock, as determined in accordance with the Company’s valuation policies, for the fiscal quarter ended June 30, 2025, and the four prior quarters thereof.

Date	NAV Per Share
June 30, 2024	$7.14
September 30, 2024	$7.14
December 31, 2024	$6.84
March 31, 2024	$6.85
June 30, 2025	$6.85